貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08001741

RECEIVED

2008 APR 16 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

A.
Pacific
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Europe & Middle East
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North & South America
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Washington, DC

April 7, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 1, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P.p.

Chun-Hui Lin / Mark Herz

Encl.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

4/16

607093-v1\HKGDMS\HKGMRH

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on April 1, 2008:

1. Announcements and Notices – Unusual Price and Volume Movements, released April 3, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

ANNOUNCEMENT

Unusual Price & Volume Movements

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

The board of directors (the "**Board**") of Huadian Power International Corporation Limited* (the "**Company**") has noted today's increase in the price and the trading volume of the H shares of the Company and wish to state that the Board is not aware of any reasons for such increases.

The Board confirms that, save for the discloseable and connected transactions disclosed in the announcements of the Company respectively dated 13 February 2008 and 26 February 2008 and the circular of the Company dated 25 March 2008, there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities of Stock Exchange (the "**Listing Rules**"), neither is the Board aware of any matter immediately discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
3 April 2008

* For identification purpose only

END